LifeQuest World Corp.

100 Challenger Road, 8th Floor

Ridgefield Park, NJ 07660

March 4, 2024

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lifequest World Corp.
Post Qualification Amendment Withdrawal
Request for Withdrawal of Regulation A Offering Statement on Form 1-A-POS
Filed February 21, 2024
File No. 024-11073

To the Staff of the Division of Corporate Finance,

This letter sets forth the request of LifeQuest World Corp., “Company”) for the Withdrawal of its Post Qualification Amendment to its Regulation A Offering on Form 1-A-POS.

Lifequest World Corp., (Applicant) pursuant to Rule 259 of Regulation A and via this Form 1-A-W filing, hereby applies for the Commission’s consent to withdraw its Form 1-A-POS Offering Statement dated February 21, 2024, file number 024-11073.

The Offering Statement was erroneously submitted on Form 1-A POS and the correct Offering Statement will be resubmitted under Form 1-A as a new offering. The Company also affirms that no securities were sold under the Offering Statement filed on Form 1-A-POS.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Scott Doney, Esq. at (702) 982-5686. Thank you for your attention to this matter.

Lifequest World Corp.

/s/Max Khan
Name: Max Khan
Title: Chief Executive Officer and Director